July 10, 2025

Greg Lipschitz
Chief Executive Officer
Firefly Neuroscience, Inc.
1100 Military Road
Kenmore, NY 14217

        Re: Firefly Neuroscience, Inc.
            Draft Registration Statement on Form S-1
            Submitted July 3, 2025
            CIK No. 0000803578
Dear Greg Lipschitz:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Aliya Ishmukhamedova at 202-551-7519 or Kathleen Krebs at 202-
551-3350 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Lucy Zou